CONFIDENTIAL
February 25, 2021
CONFIDENTIAL SUBMISSION VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton, Al Pavot, Ada D.
Sarmento, and Mary Beth Breslin
Re:      Responses to the Securities and Exchange Commission
Staff Comments dated January 25, 2021, regarding
Ascend Wellness Holdings, LLC
Draft Registration Statement on Form S-1
Submitted December 28, 2020
CIK No. 0001756390
Dear Sirs and Madams:
This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the January 25, 2021 letter regarding the above-referenced confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) of Ascend Wellness Holdings, LLC (the “Company”, “we,” “our,” or “us”) confidentially submitted on December 28, 2020. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment (“Amendment No. 1”) to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.
Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.
Our responses are as follows:
Draft Registration Statement on Form S-1
Cover Page
Staff Comment No. 1.
We note your disclosure here that you intend to list your Class A common stock on the Canadian Securities Exchange. We also note your disclosure on page 14 that you anticipate having your shares of Class A common stock trade on the OTC Markets in the U.S and your disclosure on page 20 that you anticipate trading on

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over-the-counter markets in the United States following the completion of this offering. If you intend to have your shares of Class A common stock quoted on the OTC Markets, please revise the cover page to state that and to specify on which OTC Market.
Company’s Response:
In response to the Staff’s comment, we have revised the cover page to clarify that we are applying to have our Class A common stock quoted on the OTCQX® Best Market operated by OTC Markets Group, Inc. (the “OTCQX”). We have also revised the disclosure on pages 8, 13 and 135 to reflect this.
About This Prospectus, page 2
Staff Comment No. 2.
We note your disclosure that certain of the industry data presented in the S-1 was derived from reports commissioned and paid for by the underwriters and prepared by Arcview Market Research. We also note that it appears that you have attributed certain statements in the Business section to Arcview Market Research. Please revise your filing to file a consent from Arcview Market Research or advise. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.
Company’s Response:
In response to the Staff’s comment, we confirm that neither we nor the underwriter commissioned the Arcview Market Research report containing industry data and we therefore revised the disclosure on pages 2 and 43. As such, we do not believe a consent is required.
Implications of Being an Emerging Growth Company, page 3
Staff Comment No. 3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Company’s Response:
In response to the Staff’s comment, we confirm that as of the date of this Response Letter, neither us nor anyone authorized on our behalf has presented written communications to potential investors in reliance on Section 5(d) of the Securities Act.

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Our voting control will be concentrated, page 11
Staff Comment No. 4.
Please disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.
Company’s Response:
In response to the Staff’s comment, we have revised the risk factor on page 11 to clarify that, upon completion of the offering, Abner Kurtin and Frank Perullo will control approximately 40-44% of the voting power attached to all of our issued and outstanding shares. Therefore, Mr. Kurtin and Mr. Perullo will have the ability to exercise significant voting power on decisions that require stockholder approval.
Risk Factors, page 11
Staff Comment No. 5.
Please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”
Company’s Response:
In response to the Staff’s comment, we have relocated risk factors that could generally apply to any registrant or offering under the heading “General Risk Factors” starting on page 36.
Our certificate of incorporation and bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive , page 16
Staff Comment No. 6.
Please revise this risk factor to disclose that your exclusive forum provision will not apply to actions arising under the Securities Act or the Exchange Act as discussed on page 128. Please also ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise this risk factor to disclose that your exclusive forum provision could result in increased costs for shareholders to bring a claim.
Company’s Response:
In response to the Staff’s comment, we have revised the relevant risk factor on page 15. Our bylaws, which will be adopted in connection with the Conversion, contain the following provision:

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Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended.
Use of Proceeds, page 48
Staff Comment No. 7.
Please disclose whether you expect to use any proceeds to pay the $2 million MSA termination fee to the CEO's company as referenced on page F-29.
Company’s Response:
In response to the Staff’s comment, we confirm that we do not intend to pay the $2 million MSA termination fee to the CEO’s company from any use of proceeds from the offering but rather from cash on hand.
Staff Comment No. 8.
We note that you intend to use proceeds for the expansion of your cultivation and processing facilities, future acquisitions, working capital and general corporate purposes. Please revise to disclose the approximate amount to be used for each such purpose. Refer to Item 504 of Regulation S-K.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on page 48 to disclose the approximate dollar amounts to be used for each stated use of proceeds.
Compensation Expense, page 59
Staff Comment No. 9.
Please expand your disclosures to quantify the amounts of compensation expense you classify as cost of goods sold (page F-9) and as G&A so that readers can fully understand the magnitude of your total compensation expense. Also, please explain how you distinguish this "compensation expense" line item from the G&A line item. If the compensation expense line item solely relates to the unallocated portions of your senior management compensation then that fact should be disclosed.
Company’s Response:
In response to the Staff’s comment, we highlight our disclosure in Note 5 (Inventory) to the consolidated financial statements on page F-20 where we disclose the total amount of compensation expense capitalized to inventory during the years ended December 31, 2020 and 2019, and the amount of compensation expense that remains capitalized in

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inventory as of December 31, 2020 and 2019, in accordance with Rule 5-02.6(b) of Regulation S-X.
Previously, no compensation expenses were included in general and administrative expenses. However, we have updated the classification of our operating expenses to include depreciation and amortization as well as compensation costs in general and administrative expenses, in accordance with Rule 5-03 of Regulation S-X which requires our operating expenses to be reported by their functional expense classification. All prior periods have been reclassified to conform to this presentation.

Business
Established Ascend Brand with Focus on Flagship Retail, page 72
Staff Comment No. 10.
Please substantiate your statement that the Ascend retail brand in Illinois is one of the most recognized brands in the market, serving an average of 2,628 customers on a daily basis while achieving productivity of approximately $5,496 per square foot, rivaling the sale productivity of luxury retailers like Apple, Tiffany and Lululemon.
Company’s Response:
In response to the Staff’s comment, we have revised our disclosure on page 74.
We note that our brand recognition in Illinois is evidenced by our repeat business, customer loyalty and prime retail locations all of which resulted in our Illinois retail stores accounting for 8% of total Illinois cannabis sales during 2020 while only representing 4% of the aggregate number of dispensaries in the state. Our productivity per square foot of $5,496 in the fourth quarter of 2020 was computed as in-store net sales divided by gross square feet. This sales productivity exceeds the publicly reported sales productivity of both Tiffany & Co. and lululemon athletica inc., which we replicate below.
Tiffany & Co. discloses the following on page K-36 of its annual report for the fiscal year ended January 31, 2020 on Form 10-K filed with the SEC on March 20, 2020 [emphasis added]:
Store Data. In 2019, the Company increased gross retail square footage by 3%, net, through store openings, closings and relocations. The Company opened 9 stores and closed four: opening four in Japan, two in Asia-Pacific (in China), two in the Americas (in the U.S.), and one in Europe (in the U.K.), while closing two stores in the Americas (one each in the U.S. and Latin America), one store in Asia-Pacific (in China) and one store in Japan. In addition, the Company relocated or renovated 18 existing stores.
Sales per gross square foot generated by all company-operated stores were approximately $2,700 in 2019 and $2,800 in 2018. Excluded from the store counts and sales per gross square foot amounts above are pop-up stores (stores with lease terms of 24 months or less).

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lululemon athletica inc. discloses the following on page 3 of its annual report for the fiscal year ended February 2, 2020 on Form 10-K filed with the SEC on March 26, 2020 [emphasis added]:
We believe that our innovative retail concept and guest experience contribute to the success of our stores. We use sales per square foot to assess the performance of our company-operated stores relative to their square footage. We believe that sales per square foot is useful in evaluating the performance of our company-operated stores. During fiscal 2019, our sales per square foot was $1,657.
Sales per square foot is calculated using total net revenue from company- operated stores that opened, or opened in their significantly expanded space, prior to the current fiscal year. The total net revenue of these stores for the fiscal year is divided by the total square footage of these stores at the end of the year. The fiscal 2019 sales per square foot metric is based on an average square footage of 3,127 per store as of February 2, 2020. In fiscal years with 53 weeks, the 53rd week of net revenue is excluded from the calculation of sales per square foot.
Staff Comment No. 11.
Please briefly explain what a BLS Region is.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on page 76 to disclose that a “BLS Region” is a geographic area designated by the U.S. Bureau of Labor Statistics to gather and categorize certain employment and wage data.
Security Ownership of Certain Beneficial Owners and Management, page 119
Staff Comment No. 12.
Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by One Tower Spire, LLC.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on page 126 to identify the natural persons who have voting and investment control of the shares of Class A common stock held by One Tower Spire, LLC.
Description of Capital Stock, page 125
Staff Comment No. 13.
We note that you refer shareholders to, in part, the applicable provisions of the Delaware law. It is not appropriate to qualify your disclosure by reference to

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information that is not included in the filing or filed as an exhibit. Please revise accordingly.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on page 131 to remove the reference to the applicable provisions of Delaware law.
Note 6 Notes Receivable, page F-17
Staff Comment No. 14.
Please expand your disclosures to clearly indicate whether these receivables all relate to deposits you paid in connection with agreements to acquire specific businesses. If so, please identify the business to which each receivable relates and disclose whether there are any conditions that would impair your ability to collect the full amounts outstanding if the corresponding acquisition is not consummated. Further, please clearly correlate each receivable with any corresponding acquisition transactions reported in Note 18. Also, please reconcile the existence of your purchase agreements with the disclosure in the Use of Proceeds section on page 48 that "we do not have agreements or commitments for any material acquisitions or investments as of the date of this prospectus".
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure in Note 6 (Notes Receivable) to the consolidated financial statements on pages F-20 to F-21 to indicate which receivables relate to deposits paid in connection with agreements to potentially acquire specific businesses, which business each receivable relates to, our assessment of collectability and a cross reference to the related disclosures provided in Note 15 (Commitments and Contingencies) to the consolidated financial statements, where applicable.
We have also revised the disclosure on pages 8 and 48 to reconcile the disclosure in the Use of Proceeds section with the disclosures in Note 6 (Notes Receivable) to the consolidated financial statements.
Note 8 Variable Interest Entities, page F-18
Staff Comment No. 15.
Please clarify why the VIE summarized financial information is characterized as unaudited given the disclosure requirements of ASC 810-10-50-3. Also, please provide the disclosures required by ASC 810-50-3.c-d. and ASC 810-50-2AA.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure in Note 8 (Variable Interest Entities) to the consolidated financial statements on page F-22 to F-23 to clarify that the VIE summarized financial information is characterized as audited. We have also

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revised our accounting policy disclosure required by ASC 810-10-50-3.c-d. and ASC 810-1-50-2AA on page F-9 to F-10 to include additional factors we considered in determining the primary beneficiary of a variable interest entity.
Note 10 Leases, page F-20
Staff Comment No. 16.
Please provide us with a comprehensive analysis that supports your determination to use the 9% weighted average discount rate to measure your lease liabilities. Clearly demonstrate how your assumptions comply with the corresponding accounting guidance. In this regard, we note the 14%-20% borrowing rates referenced in Note 11.
Company’s Response:
In response to the Staff’s comment, we have revised our disclosure on page F-9 to reflect a revised discount rate used to measure lease liabilities in accordance with ASC 842-20-30-3. This change resulted in a decrease of the present value of the Company’s operating lease liabilities and the operating lease right of use assets as of December 31, 2019. Our management determined that the reclassification adjustment was not material to our previously issued financial statements in accordance with SAB 99 and SAB 108.
Note 11 Debt, page F-23
Staff Comment No. 17.
For each convertible instrument, including the real estate preferred units, please clearly disclose the specific conversion terms pursuant to the original agreements and explain the accounting impact of any subsequent changes in said terms.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on page F-28 to disclose the specific conversion terms pursuant to the original agreements and to explain the accounting impact of any subsequent changes in such terms.
Note 12 Members Equity, page F-24
Staff Comment No. 18.
Please disclose in MD&A whether any beneficial conversion feature, including that which is attached to your real estate preferred units, can reasonably be expected to precipitate a charge that will adversely impact your operating results upon the conversion referenced on page 5. Similarly, please address whether a material charge to stock compensation expense will be recognized upon consummation of the IPO due to accelerated vesting provisions or other conditions.

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Company’s Response:
In response to the Staff’s comment, we have revised the disclosure in the MD&A on page 63 to disclose that the beneficial conversion feature may result in a charge that will adversely impact our operating results upon the Conversion. We have also revised the disclosure on page 63 to disclose an approximate charge to stock compensation expense that may only be recognized upon consummation of the offering.
Note 13 Equity-Based Compensation Expense, page F-25
Staff Comment No. 19.
Please clearly disclose whether each equity incentive unit is convertible into one common unit. Also, please expand your disclosure in MD&A to clearly explain how you determined the compensation expense that will be recognized relating to the 19.9 million restricted common units issued in November 2020 (page F-32).
Company’s Response:
The Company accounts for equity-based awards granted to employees, directors and other service providers in accordance with ASC 718. The estimated grant-date fair value of these awards is recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period of the respective awards.
In response to the Staff’s comment, we have revised the disclosure in Note 13 (Equity-Based Compensation Expense) to the consolidated financial statements on pages F-31 to F-32 to disclose that the Incentive Units were granted as “profits interests” and thus were not convertible into Common Units on a 1:1 basis, but rather were convertible into Common Units based upon a to be determined ratio determined by a valuation hurdle specified in each award agreement. Such distributions would have been made on a pro rata basis after priority was given to the members holding Preferred Units and Common Units.
Upon adoption of the 2020 Plan and in connection with the Company’s election to be treated as a corporation beginning January 1, 2020 for income tax purposes, the profits interests previously issued were cancelled and exchanged for restricted common units. Service terms remained the same and the Company accounted for this exchange as probable-to-probable (Type 1) modification in accordance with ASC 718-20-55-108.
The Company granted 19.9 million restricted common units in November 2020, which includes new awards as well as the previously mentioned replacement awards. As of the grant date, these awards had service vesting conditions over periods ranging from 0 to 36 months. These awards are also subject to acceleration upon a change of control event, which includes this offering.
The acceleration of the vesting condition is accounted for as a performance condition, as described in ASC 718. Thus, the provision that accelerates vesting is not considered in determining the award's fair value on the grant date. In addition, the provision does not affect the attribution of compensation cost until the Company concludes that it is

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probable that the performance condition will be achieved. Since a change of control event such as an initial public offering is not considered probable until it actually occurs, no additional expense was recognized in the Company’s consolidated financial statements for the year ended December 31, 2020, nor will it be recognized until such event occurs, which would trigger the acceleration condition. Note that the Company did record expense during 2020 related to these awards that is related to the service condition.
Note 18 Subsequent Events, page F-30
Staff Comment No. 20.
For each 2020 and 2021 completed and probable acquisition, please give us your significance calculations as outlined in Article 3-05 of Regulation S-X.
Company’s Response:
In response to the Staff’s comment, below we provide our individual and combined significance calculations as outlined in Article 3-05 of Regulation S-X for each 2020 and 2021 completed and probable acquisition. Please note that all dollar figures are in thousands. We note that the below calculations evidence that the Company is not required to include financial statements or pro forma financial information relating to the 2020 and 2021 completed and probable acquisitions, however, we are filing as exhibits to Amendment No.1 certain financial statements and MD&As that are being included in the Canadian Preliminary Base Prep Prospectus to ensure consistent disclosure in both the United States and Canada.
2020 Completed Acquisitions – Individual Significance Tests
Acquisition of Modern Cannabis LLC (“MOCA”)
The below significance calculations are based on MOCA’s audited financial statements for the year ended December 31, 2019 and the Company’s audited financial statements for the year ended December 31, 2019.
1.Investment Test: MOCA Investment / Company Assets = $22,312 / $195,931 = 11%
2.Asset Test: MOCA Assets / Company Assets = $1,304 / $195,931 = 1%
3.Income Test:
a.MOCA Pre-Tax Income / Company Pre-Tax Income(1) = $2,283 / $32,575 = 7%
b.MOCA Revenue / Company Revenue = $7,864 / $12,032 = 65%
(1) Absolute value of the Company’s fiscal year 2019 net loss.
Acquisition of Chicago Alternative Health Center, LLC and Chicago Alternative Health Center Holdings, LLC (together, “Midway”)

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The below significance calculations are based on Midway’s audited financial statements for the year ended December 31, 2019 and the Company’s audited financial statements for the year ended December 31, 2019.
1.Investment Test: Midway Investment / Company Assets = $28,000 / $195,931 = 14%
2.Asset Test: Midway Assets / Company Assets = $1,957 / $195,931 = 1%
3.Income Test:
a.Midway Pre-Tax Income / Company Pre-Tax Income(1) = $577 / $32,575 = 2%
b.Midway Revenue / Company Revenue = $4,062 / $12,032 = 34%
(1) Absolute value of the Company’s fiscal year 2019 net loss.
Acquisition of Greenleaf Compassion Center (“Greenleaf”)
The below significance calculations are based on Greenleaf’s unaudited financial statements for the year ended December 31, 2019 and the Company’s audited financial statements for the year ended December 31, 2019.
1.Investment Test: Greenleaf Investment / Company Assets = $16,307 / $195,931 = 8%
2.Asset Test: Greenleaf Assets / Company Assets = $1,056 / $195,931 = 1%
3.Income Test:
a.Greenleaf Pre-Tax Income(1) / Company Pre-Tax Income(2) = $312 / $32,575 = 1%
b.Greenleaf Revenue / Company Revenue = $2,984 / $12,032 = 25%
(1) Absolute value of Greenleaf’s fiscal year 2019 net loss.
(2) Absolute value of the Company’s fiscal year 2019 net loss.
2020 Completed Acquisitions – Combined Significance Tests
The below table depicts the combined significance of the completed 2020 acquisitions.

	Investment Test %	Asset Test %	Income Test %
MOCA	11	1	7
Midway	14	1	2
Greenleaf	8	1	1
Total	33	3	10
2021 Probable Acquisitions – Individual Significance Tests
Acquisition of MedMen NY, Inc. (“MMNY”)

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The below significance calculations are based on MMNY’s audited financial statements for the year ended December 31, 2020 and the Company’s audited financial statements for the year ended December 31, 2020.
1.Investment Test: MMNY Investment / Company Assets = $73,000 / $427,748 = 17%
2.Asset Test: MMNY Assets / Company Assets = $34,669 / $427,748 = 8%
3.Income Test:
a.MMNY Pre-Tax Income(1) / Company Pre-Tax Income(2) = $26,636 / $5,139 = 518%
b.MMNY Revenue / Company Revenue = $9,149 / $143,732 = 6%
(1) Absolute value of MMNY’s fiscal year 2020 net loss.
(2) Absolute value of the Company’s fiscal year 2020 net loss.
Staff Comment No. 21.
We understand that in December 2020, the member of Ascend Michigan assigned its interests to Ascend Wellness Holdings, LLC for no consideration. Please disclose in MD&A the circumstances of this transaction and whether this is an indication that the Ascend Michigan assets reflected on page F-18 may be impaired. In this regard, we also note the Michigan breach of contract loss contingency disclosed on page F-32.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure on pages 64 and F-22 to F-23 to include the circumstances of the assignment of interests from Ascend Michigan to Ascend Wellness Holdings, LLC.
* * * * *

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Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (617) 378-2556, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Ascend Wellness Holdings, LLC

/s/ Daniel Neville

Daniel Neville Chief Financial Officer
cc:     James Guttman, Dorsey & Whitney LLP